SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)

                           Spreckels Industries, Inc
                                (Name of Issuer)

                Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                  849416 20 1
                                 (CUSIP Number)

                               Philip W. Knisely
                          American Enterprises, L.L.C
                           701 East Franklin Street
                           Richmond, Virginia  23219
                                 (804) 649-8800

                                with a copy to

                               Morris J. Kramer
                     Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue
                           New York, New York  10022
                                 (212) 735-3000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 3, 1996
                         (Date of Event which Requires
                           Filing of this Statement)

               If the filing person has previously filed a
          statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
          following box:    [ ]

          Check the following box if a fee is being paid with the statement: [ ]


                                 SCHEDULE 13D
          --------------------------------------------------------
          1.   NAME OF REPORTING PERSON
               S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                         American Enterprises, L.L.C.
          --------------------------------------------------------
          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (a) [ ]
                   (b) [ ]
          --------------------------------------------------------
          3.   SEC USE ONLY

          --------------------------------------------------------
          4.   SOURCE OF FUNDS               OO
          --------------------------------------------------------
          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]
          --------------------------------------------------------
          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
          --------------------------------------------------------
            NUMBER OF    7.   SOLE VOTING POWER        1,001,260
             SHARES      -----------------------------------------
          BENEFICIALLY   8.   SHARED VOTING POWER      none
          OWNED BY EACH  -----------------------------------------
            REPORTING    9.   SOLE DISPOSITIVE POWER   1,001,260
             PERSON       ----------------------------------------
              WITH       10.   SHARED DISPOSITIVE POWER none
          --------------------------------------------------------
          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON    1,001,260
          --------------------------------------------------------
          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                           [ ]
          --------------------------------------------------------
          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    16.4%
          --------------------------------------------------------
          14.  TYPE OF REPORTING PERSON
                    OO
          --------------------------------------------------------


                                 SCHEDULE 13D
          --------------------------------------------------------
          1.   NAME OF REPORTING PERSON
               S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                         Mitchell P. Rales
          --------------------------------------------------------
          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (a) [ ]
                   (b) [ ]
          --------------------------------------------------------
          3.   SEC USE ONLY

          --------------------------------------------------------
          4.   SOURCE OF FUNDS               Not applicable
          --------------------------------------------------------
          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]
          --------------------------------------------------------
          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
          --------------------------------------------------------
            NUMBER OF    7.   SOLE VOTING POWER        none
             SHARES      -----------------------------------------
          BENEFICIALLY   8.   SHARED VOTING POWER      1,001,260
          OWNED BY EACH  -----------------------------------------
            REPORTING    9.   SOLE DISPOSITIVE POWER    none
             PERSON      ----------------------------------------
              WITH       10.   SHARED DISPOSITIVE POWER 1,001,260
          --------------------------------------------------------
          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON    1,001,260
          --------------------------------------------------------
          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                           [ ]
          --------------------------------------------------------
          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    16.4%
          --------------------------------------------------------
          14.  TYPE OF REPORTING PERSON
                    IN
          --------------------------------------------------------


                                 SCHEDULE 13D
          --------------------------------------------------------
          1.   NAME OF REPORTING PERSON
               S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                         Steven M. Rales
          --------------------------------------------------------
          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (a) [ ]
                   (b) [ ]
          --------------------------------------------------------
          3.   SEC USE ONLY

          --------------------------------------------------------
          4.   SOURCE OF FUNDS               Not applicable
          --------------------------------------------------------
          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]
          --------------------------------------------------------
          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
          --------------------------------------------------------
            NUMBER OF    7.   SOLE VOTING POWER        none
             SHARES      -----------------------------------------
          BENEFICIALLY   8.   SHARED VOTING POWER      1,001,260
          OWNED BY EACH  -----------------------------------------
            REPORTING    9.   SOLE DISPOSITIVE POWER    none
             PERSON      ----------------------------------------
              WITH       10.   SHARED DISPOSITIVE POWER 1,001,260
          --------------------------------------------------------
          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON    1,001,260
          --------------------------------------------------------
          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                           [ ]
          --------------------------------------------------------
          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    16.4%
          --------------------------------------------------------
          14.  TYPE OF REPORTING PERSON
                    IN
          --------------------------------------------------------


                    American Enterprises, L.L.C., a Delaware limited liability company ("American Enterprises"), Mitchell P. Rales and Steven M. Rales (collectively, the "Reporting Persons") hereby amend and supplement their
          Schedule 13D, as amended, relating to the shares of Class A Common Stock, par value $0.01 per share, including the associated common stock purchase rights (the "Shares"), of Spreckels Industries, Inc. (the "Company").

          Item 4.   Purpose of Transaction.

                    Depending on its assessment of market and other conditions, including its ability to sell Shares at particular price levels, American Enterprises may hold its Shares or may dispose of some or all of such Shares, in the open market, in privately negotiated transactions, to third parties or otherwise, and may sell such Shares to one or more purchasers.

          Item 5.  Interest in Securities of the Issuer.

                    On September 3, 1996, American Enterprises sold 200,000 Shares at a price of $23-1/8 per Share, net of commissions. This was the only transaction in the Shares effected by the Reporting Persons since those reported in the original Schedule 13D. Such sale was effected by American Enterprises through the NASDAQ National Market.

                    As of the close of business on September 4, 1996, American Enterprises was the beneficial owner of 1,001,260 Shares, representing approximately 16.4% of the 6,090,941 Shares outstanding on August 23, 1996, as reported in an exhibit to the Company's Current Report on Form 8-K dated August 26, 1996.


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  September 4, 1996

                                   AMERICAN ENTERPRISES, L.L.C.

                                   By: /s/ Philip W. Knisely
                                           Philip W. Knisely
                                           President

                                   By: /s/ Mitchell P. Rales
                                           Mitchell P. Rales

                                   By: /s/ Steven M. Rales
                                           Steven M. Rales